EX99.2

RESOLUTIONS ADOPTED AT
THE JANUARY 18, 2011 MEETING OF
THE BOARD OF DIRECTORS OF
TORTOISE CAPITAL RESOURCES CORPORATION

Certified Resolutions

I, Connie J. Savage, Secretary of Tortoise Capital Resources Corporation (the “Company”), hereby certify that the following resolutions were adopted by the Board of Directors of the Company, including a majority of the Directors who were not “interested persons” of the Company, at a meeting of the Board held on January 18, 2011:

RESOLVED, that the Company renew and maintain fidelity bond coverage as required by Rule 17g-1 under the Investment Company Act of 1940 in the amount presented at this meeting; payment by the Company of the premium for such coverage is hereby approved; and such fidelity bond shall be presented for ratification at the next Board meeting.

FURTHER RESOLVED, that the Secretary of the Company is hereby designated the officer to make any filings and give any notices required by Paragraph (g) of Rule 17g-1.

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to take such actions as are deemed necessary, proper or advisable to implement the     foregoing resolutions.

FURTHER RESOLVED, that all actions heretofore taken by the officers of the Company in connection with the foregoing resolutions are hereby ratified, confirmed and unanimously approved in all respects.

Tortoise Capital Resources Corporation

Date: March 9, 2011	By:	/s/ Connie J. Savage
Connie J. Savage
Secretary